17009473

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 17 005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Herold & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 3RD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022-7513 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURA COLLETTI 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 West Mount Pleasant Avenue, Suite 3310 (Address) Livingston (City) NJ (State) 07039 (Zip Code)

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LAWRENCE HEROLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________________, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BERNARD HEROLD & CO., INC.

DAVID S LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified In New York County
Commission Expires July 30, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARD HEROLD & CO., INC.
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Bernard Herold & Co., Inc.

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Bernard Herold & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

CITRINCOOPERMAN®
Accountants and Advisors

The supplemental information contained in the schedules on pages 16 - 17 has been subjected to audit procedures performed in conjunction with the audit of Bernard Herold & Co., Inc.'s financial statements. The supplemental information is the responsibility of Bernard Herold & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 24, 2017

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	577,561
Receivable from broker-dealer		258,695
Deposit with clearing house		100,054
Investments in marketable securities, at fair value		5,090,210
Prepaid expenses		16,815
Prepaid income taxes		38,186
Certificate of deposit, restricted		140,007
Security deposits and other assets		13,318
TOTAL ASSETS	$	6,234,846

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	441,257
Deferred tax liability		1,118,000
Total liabilities		1,559,257
Commitments and contingencies (Notes 6, 8, and 10)		
Shareholders' equity:		
Preferred stock - $100 par value; 2,000 shares authorized, 900 shares issued and outstanding		90,000
Class A common stock - $1 par value; 10,000 shares authorized, 7,307 shares issued and outstanding		7,307
Additional paid-in capital		198,229
Retained earnings		4,380,053
Total shareholders' equity		4,675,589
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	6,234,846

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues and trading gain:		
Commissions - marketable equity and debt securities	$	1,586,323
Commissions - mutual funds		1,641,934
Realized and unrealized gains on marketable securities		375,425
Interest and dividends		280,565
Total revenues and trading gains		3,884,247
Expenses:		
Salaries and related costs		2,576,488
Communications		94,539
Rent and occupancy		437,431
Clearance fees		158,898
Promotional		24,237
Depreciation		6,290
Other administrative expenses		280,247
Total expenses		3,578,130
Income before income tax expense		306,117
Income tax expense		229,866
NET INCOME	$	76,251

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - beginning	$ 90,000	$ 7,307	$ 198,229	$ 4,303,802	$ 4,599,338
Net income	-	-	-	76,251	76,251
BALANCE - ENDING	$ 90,000	$ 7,307	$ 198,229	$ 4,380,053	$ 4,675,589

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net income	$ 76,251
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	6,290
Deferred tax	222,000
Realized and unrealized gains on marketable securities	(375,425)
Changes in assets and liabilities:	
Receivable from broker-dealer	5,284
Prepaid expenses	1,422
Accounts payable and accrued expenses	20,067
Prepaid income taxes payable	(5,504)
Net cash used in operating activities	(49,615)
Cash flows from investing activities:	
Deposit with clearing house	(6)
Proceeds from sale of investment	81,612
Security deposit and other assets	(1)
Net cash provided by investing activities	81,605
Net increase in cash and cash equivalents	31,990
Cash and cash equivalents – beginning	545,571
CASH AND CASH EQUIVALENTS – ENDING	$ 577,561
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 20,006

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the state of Delaware to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange (the "NYSE"). The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis, with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in "Total revenues and trading gain" on the accompanying statement of income.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line and double-declining methods over the estimated useful lives of the assets, ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, established a framework for measuring fair value, and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Promotional Costs

Promotional costs are expensed as incurred and aggregated $24,237 for the year ended December 31, 2016.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU will replace most existing revenue recognition guidance in GAAP, including industry specific guidance, when it becomes effective. This new guidance is effective for years beginning after December 15, 2018. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right-of-use asset and a lease liability, and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures, but has not yet determined the timing of adoption.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2. DEPOSIT WITH CLEARING HOUSE

The Company entered an agreement with Pershing, LLC ("Pershing") to clear the Company's trading transactions on a fully disclosed basis. The Company is required to maintain a minimum interest-bearing deposit in the amount of $100,000. At December 31, 2016, the Company had a deposit totaling $100,054.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2016:

Furniture and equipment	$ 102,018
Computer equipment	48,208
Leasehold improvements	84,035
	234,261
Less: accumulated depreciation	(234,261)
Property and equipment, net	$ -

Depreciation expense for the year ended December 31, 2016 was $6,290[L1].

NOTE 4. INVESTMENTS IN MARKETABLE SECURITIES

Investments in marketable securities, carried at fair value, consisted of the following at December 31, 2016:

Mutual funds	$ 1,430,769
Equity securities	3,408,951
Exchange-traded funds	250,490
Investments in marketable securities	$ 5,090,210

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).